EXHIBIT 99.3

MANAGEMENT AGREEMENT

Management Agreement dated as of the ___ day of March, 2003 between Sunlink Health Systems, Inc., an Ohio corporation (“Manager”), on the one hand, and Healthmont, Inc., a Tennessee corporation (“Company”), Healthmont Of Georgia, Inc., a Tennessee corporation (d/b/a Memorial Hospital of Adel and Memorial Convalescent Center) (“Healthmont of Georgia”), and Healthmont Of Missouri, Inc., a Tennessee corporation (“Healthmont of Missouri”, and together with Healthmont of Georgia, the “Company Subsidiaries”), on the other hand.

RECITALS:

WHEREAS, Company, through itself and the Company Subsidiaries, is engaged in the business of owning and operating, among others, two hospitals known as Memorial Hospital of Adel located in Adel, Georgia and Callaway Community Hospital located in Fulton, Missouri (collectively, the “Hospitals”);

WHEREAS, Manager, HM Acquisition Corp., a Delaware corporation, and Company are parties to that certain Agreement and Plan of Merger dated as of October 15, 2002, as amended March __, 2003 (the “Merger Agreement”) pursuant to which Manager intends to acquire all the outstanding shares of the Company through a merger of the Company with and into HM Acquisition Corp. (the “Merger”);

WHEREAS, Manager and Company are parties to that certain Loan Agreement, dated as of March ___, 2003, pursuant to which Manager has agreed to loan certain funds to Company under certain conditions (the “Bridge/Mezzanine Facility”), and

WHEREAS, in order to, among other things, reduce its overhead costs, the Company desires to retain Manager to manage the Hospitals.

NOW THEREFORE, Company hereby engages Manager to perform the functions and to provide the services described in this agreement, and Manager hereby accepts such engagement under the terms and conditions stated in this agreement.

Article One: Delegation Of Authority

Section 1.1    Delegation of Authority.  Subject to the terms and provisions of this agreement, Company hereby delegates to Manager the general authority to supervise and manage the day-to-day operations of the Hospitals and to perform the specific functions set out in this agreement during the term hereof.

Article Two: Retention Of Authority By Company

Section 2.1    Control Retained in Company.  Company and/or the Company Subsidiaries shall at all times exercise control over the assets and operation of the Hospitals, and Manager shall perform the functions described in this agreement to be performed by it in accordance with policies, directives and bylaws adopted by the Company Subsidiaries. By entering into this agreement, neither the Company nor the Company Subsidiaries delegates to Manager any of the powers, duties, and responsibilities required to be vested in Company and/or the Company Subsidiaries by law. The relationship created by this agreement is one of principal (Company and/or the Company Subsidiaries) and agent (Manager).

Section 2.2    Certain Severance Payments.  Without limiting the generality of Section 2.1, Manager shall make or cause to be made the severance payments set forth on Schedule 2.2.

Article Three: Management Of The Business

Section 3.1    General.  Responsibilities and duties of the Manager shall include the following:

(a)       Duties; Standard of Care.  Manager shall perform the administrative services described herein including assuming responsibility for management of the day-to-day business affairs of the Hospitals. Manager shall endeavor in good faith to cause the Hospitals to provide, consistent with the financial resources available to the Hospitals, quality health care in accordance with the Hospitals’ policies and consistent with the market in which the Hospitals operate.

(b)       Government Regulations.  Manager shall endeavor in good faith on behalf of the Company and the Company Subsidiaries to assure that the Hospitals comply with the requirements of Medicare and other third party reimbursement programs and of applicable statutes, laws, regulations of any governmental or regulatory body having jurisdiction over the Hospitals. Manager does not hereby assure the Company or the Company Subsidiaries that Manager will or can, and Manager does not undertake the responsibility to, immediately or promptly within the term of this agreement cure to existing violations, if any, of any such programs, statutes, laws or regulations or future violations, if any, resulting from conditions existing at the Hospitals at the commencement of the term of this agreement.

(c)       Licenses and Permits.  Manager shall endeavor to maintain, in the name of and at the expense of Company and/or the Company Subsidiaries, all licenses and permits required in connection with the management and operation of the Hospitals. Company and the Company Subsidiaries shall cooperate with Manager in maintaining such licenses and permits. Manager shall do nothing willfully intended to jeopardize Medicare, Medicaid, or other third-party reimbursement arrangements.

(d)       Deposit and Disbursement of Funds.  Manager shall, as agent for the Company Subsidiaries, deposit in the Hospitals’ bank accounts all receipts and monies arising from the operation of the Hospitals or otherwise received by Manager on behalf of the Hospitals, and shall make disbursements from the accounts on behalf of the Hospitals and Company Subsidiaries in such amounts and at such times as the same are required, including without limitation repayment of any advance theretofore made by Manager. Signatories and approvals as to the amounts on all checks shall be in accordance with the duly adopted policy of the Company Subsidiaries and shall include one or more persons specified by Manager.

(e)       Collection of Accounts.  Pursuant to collection policies established from time to time by Company, Manager shall supervise and direct the collection of all accounts due Company. Manager will make recommendations to Company and the Company Subsidiaries with respect to the need for, and the employment of, any collection agencies.

(f)       Legal Actions.  Manager shall not be required to manage the defense and/or prosecution of any litigation to which the Company or any of the Company Subsidiaries is a party, all such matters to be referred to and handled by the Company’s counsel.

(g)       No Requirement for Manager Advances.  Under no circumstances shall Manager be required to fund any operations or cash shortfalls of the Hospitals. If, for any reason Manager does so, such funds shall be repaid pursuant to the terms of the Bridge/Mezzanine Facility.

Section 3.2    Contracts and Purchases.  Manager shall, in the name of and for the account of Company Subsidiaries, (i) cause the purchase of necessary supplies and services in the name of the applicable Company Subsidiary and for the account of Hospitals and (ii) negotiate and enter into such agreements as it may deem necessary or advisable, for the furnishing of utilities, services, concessions, and supplies for the maintenance and operation of the Hospitals, including the rendering of professional services.

Section 3.3    Repairs and Renewals.  Manager shall, in the name of and for the account of the applicable Company Subsidiary, negotiate, contract for, and supervise such repairs of the physical property and equipment of the Hospitals, as Manager shall deem necessary to keep and maintain the Hospitals in working order during the term hereof. Manager will obtain the approval of Company prior to commencing any repair involving more than $25,000.

Article Four: Budgets, Accounting, Reports

Section 4.1    Budget.  The Company’s existing budget heretofore delivered to Manager shall serve as a guide for the operation of the Hospitals during the term hereof.

Section 4.2    Accounting Records.  Manager shall supervise, direct, and maintain the operation of the Hospitals’ accounting system and shall cause to be delivered to Company as soon as practicable after the close of each calendar month, a balance sheet and a related statement of revenue and expenses showing the results of the Hospitals’ operations for the preceding calendar month.

Section 4.3    Reports.  Manager shall present to Company, in a format reasonably acceptable to the Company, reports summarizing Manager’s actions and results and concerning items which Manager considers necessary to keep Company informed of the status and condition of the Hospitals together with such other reports that Company may reasonably request.

Article Five: Goals And Objectives

Section 5.1    Goals and Objectives.  The goals and objectives of the Manager for the term of this agreement shall, consistent with the Hospitals’ financial resources, be as follows:

(a)       operate the Hospitals on as sound a financial basis as practicable;

(b)       operate the Hospitals at appropriate levels of staffing;

(c)       maintain financial accounting and reporting systems;

(d)       endeavor to preserve revenues through reasonable billing procedures; and

(e)       manage the cash position of the Hospitals.

The Company and the Company Subsidiaries acknowledge that their reasonable good faith cooperation is critical to the ability of Manager to perform its duties hereunder successfully and efficiently. Accordingly, the Company and the Company Subsidiaries agree to cooperate fully with Manager in permitting the Manager to formulate goals and objectives which are deemed to be in the Hospitals’ best interest and reasonably acceptable to the Company.

Article Six: Insurance

Section 6.1    Liability Insurance.  Throughout the term of this agreement, the Company and Company Subsidiaries shall secure and maintain, or cause to be secured and maintained, with respect to and at the expense of the Company Subsidiaries, Worker’s Compensation and Employer’s Liability, and Comprehensive General and Professional Liability (including Personal Injury, Products and Completed Operations Liability, and Blanket Automobile Liability) Insurance providing minimum limits of liability as follows:

Workmen’s Compensation	Statutory

Comprehensive General and	$1,000,000 per occurrence
Professional Liability	$3,000,000 Annual Aggregate

Section 6.2    Additional Named Insured.  It is further agreed that all such policies, except Workmen’s Compensation insurance policies, are to be written or amended to include Manager, agents, employees, affiliates, officers and directors as additional named insureds.

Section 6.3    Casualty Insurance.  At all times during the term of this agreement, the Company and/or Company Subsidiaries shall maintain, or cause to be maintained, insurance on the buildings, furnishings, and equipment of the Hospitals against loss or damage by fire and extended coverages, including, among other things, flood, earthquake, lightning, wind storm, explosion, aircraft, vehicle and smoke damage, in at least replacement cost amount.

Article Seven: Personnel

Section 7.1    General.  Company and the Company Subsidiaries hereby authorize Manager to recruit, hire, train, promote, assign, set the compensation level (with such compensation level being subject to approval by the Company), and discharge all operating and service personnel as Manager shall deem necessary for the proper operation and management of the Hospitals. All such employees shall be employees of, and shall be carried on the payroll of, the Company Subsidiaries and shall not be employees of Manager. The Company shall, acting reasonably and in good faith, have the right to approve the hiring, termination, and compensation levels (if greater than previously paid by the Company or the Company Subsidiaries) of the Hospitals’ chief executive officers, chief financial officers, and chief nursing officers.

Section 7.2    Discharge by Company.  Company specifically reserves the right to discharge any employee of the Hospitals for failure to adhere to the policies established by the Company or the Manager for the Hospitals.

Section 7.3    Covenant Not to Solicit.  Manager agrees not to solicit for employment any Hospital personnel or employee of Company or the Company Subsidiaries assigned to any

Hospital during and for a period of two (2) years following the termination of this agreement unless the Company gives its written consent thereto. The term “solicit” shall not be deemed to include, among other things, general advertising in the media or unsolicited requests for employment.

Article Eight: Management Fees

Section 8.1    Management Fee.  In consideration of its services hereunder, Manager shall receive, for each month or portion thereof that this Agreement is in effect, a management fee of $80,000 per month, $30,000 of which shall be payable monthly in cash (the “Cash Fee”) and $50,000 of which shall accrue monthly until payable in cash, in each case, as provided herein. So long as neither the Merger Agreement nor this Agreement shall have terminated, $50,000 of the management fee shall accrue each month and be payable upon termination of this Agreement with all accrued and unpaid management fees payable in six (6) equal installments with each such installment payable every 30 days and with the unpaid balance bearing interest at the rate of 4% per annum calculated on a 360 day year, and sufficient to amortize the amounts due by the sixth (6th) installment, beginning on the 15th day after the earlier of: (1) termination of the Merger Agreement, or (2) the termination of this Agreement. The Cash Fee and, following any termination of the Merger Agreement, all management fees accruing on and after the date of such termination shall be payable monthly by the tenth day of each month for the immediately preceding month. Manager shall be authorized to compute and directly pay any management fee due from funds of the Hospitals.

Article Nine: Term And Termination

Section 9.1    Term.  The term of this agreement shall commence on the date of this agreement first above written and expire on August 31, 2003. Either party may terminate this agreement (i) upon delivery of thirty (30) days prior written notice at any time for cause upon receipt of written notice and (ii) upon delivery of sixty (60) days prior written notice for any other reason.

Section 9.2    Termination by Company.  Company and Company Subsidiaries, acting together, shall have cause for termination,

(a)       if Manager shall default in the performance of any material covenant, agreement, term, or provision of this agreement and such default shall continue for a period of 30 days after written notice to Manager from Company stating the specific default;

(b)       if Manager shall apply for or consent to the appointment of a receiver, trustee, or liquidator for itself or of all or a substantial part of its assets; file a voluntary petition in bankruptcy, or admit in writing its inability to pay its debts as they become due; make a general assignment for the benefit of creditors; file a petition or an answer seeking reorganization or arrangement with creditors or to take advantage of any insolvency law; or, if an order, judgment, or decree shall be entered by a court of competent jurisdiction, on the application of any creditor, adjudicating Manager as bankrupt or insolvent or approving a petition seeking reorganization of Manager or appointing a receiver, trustee, or liquidator for Manager of all or a substantial part of its assets;

(c)       in the event any material license or certification required by either of the Hospitals to operate is suspended, terminated, or revoked through the intentional malfeasance of Manager;

(d)       if Manager has engaged in intentional malfeasance that has caused a substantial adverse impact on the asset value of the Hospitals, individually or in the aggregate; or

(e)       ten (10) days after termination of the Merger Agreement for any reason.

Section 9.3    Termination by Manager.  Manager shall have cause for termination,

(a)       if Company or any Company Subsidiary shall default in the performance of any material covenant, agreement, term, or provision of this agreement and such default shall continue for a period of thirty (30) days after written notice to Company from Manager stating the specific default;

(b)       if Company, any Company Subsidiary or the Hospitals shall apply for or consent to the appointment of a receiver, trustee, or liquidator for itself or the Hospitals or of all or a substantial part of its assets; file a voluntary petition in bankruptcy or admit in writing its inability to pay its debts as they come due; make a general assignment for the benefit of creditors; file a petition or an answer seeking reorganization or arrangement with creditors or to take advantage of any insolvency law; or, if an order, judgment, or decree shall be entered by a court of competent jurisdiction, on the application of any creditor, adjudicating Company, any Company Subsidiary or the Hospitals as bankrupt or insolvent or approving a petition seeking reorganization of Company, any Company Subsidiary or the Hospitals or appointing a receiver, trustee, or liquidator for Company or the Hospitals or for all or a substantial part of the assets of Company , any Company Subsidiary or the Hospitals;

(c)       if the Company or any Company Subsidiary shall fail to make payments, or keep any covenants, owing to any third party which would cause the Company or any Company Subsidiary to lose possession of property, or equipment which is, in Manager’s opinion, reasonably necessary to the normal or proper operation of the Hospitals;

(d)       thirty (30) days after termination of the Merger Agreement for any reason;

(e)       if after failing to make any payment to Manager required hereunder or to any affiliate of Manager pursuant to any agreement between Company or any Company Subsidiary and such affiliate, Company continues to fail to make such payment 10 days after receiving written notice of such failure from Manager.

Section 9.4    Expenses.  The Company and each Company Subsidiary shall be responsible for all reasonable travel, lodging, and out-of-pocket expenses of Manager’s employees incurred in connection with performance by Manager of its services under this Agreement.

Article Ten: Indemnification/Non-Assumption Of Liabilities

Section 10.1  Indemnification.  In connection with the engagement of Manager, the Company and the Company Subsidiaries shall indemnify and hold harmless Manager, its affiliated companies, and each of Manager’s and such affiliated companies’ respective officers, directors, agent, employees, and controlling persons (within the meaning of each of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933) (each of the forgoing, including Manager, being hereinafter referred to as an “Indemnified Person”) to the fullest extent permitted by law from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements, and other charges of counsel), with respect to any actions (including actions brought by us or the Company’s equity holders or derivative actions brought by any person claiming through us or in the Company’s name), proceedings, arbitrations or investigations (whether formal or informal), or threats thereof (all of the foregoing being referred to as “Liabilities”), based upon, relating to, or arising out of such engagement or any Indemnified Person’s role therein; provided however that the Company shall not be liable under this Article 10: (a) for any amount paid in settlement of claims without the Company’s consent, unless the Company’s consent is unreasonably withheld or (b) to the extent that it is finally judicially determined, or expressly stated in an arbitration award, that such Liabilities resulted primarily from the willful misconduct or gross negligence of the Indemnified Person seeking indemnification. If multiple claims are brought against any Indemnified Person in an arbitration or other proceeding and at least one such claim is based upon, relates to, or arises out of the engagement of Manager by the Company or any Indemnified Person’s role therein, the Company agrees that any award, judgment, and other Liabilities resulting there from shall be deemed conclusively to be based on, relate to, or arise out of the engagement of Manager by the Company or any Indemnified Person’s role therein, except to the extent that such award or judgment expressly states that the award or judgment, or any portion thereof, is based solely upon, relates to, or arises out of other matters for which indemnification is not available hereunder.

Section 10.2  Advancement of Expenses.  In connection with the Company’s obligation to indemnify for expenses as set forth above, the Company further agrees to reimburse each Indemnified Person for all such expenses (including reasonable fees, disbursements, and other charges of counsel) as they are incurred by such Indemnified Person; provided, however, that if an Indemnified Person is reimbursed hereunder for any expenses, the amount so paid shall be refunded if and to the extent it is finally judicially determined, or expressly stated in an arbitration award, that the Liabilities in question resulted primarily from the willful misconduct or gross negligence of such Indemnified Person.

Section 10.3  Limitation of Liability.  The Company hereby agrees that neither Manager nor any other Indemnified Person shall have any liability to the Company (or anyone claiming through us or in the Company’s name) in connection with Manager’s engagement by the Company except (i) that Manager shall be liable to the Company for any liabilities (as herein defined) relating to any breach of this Agreement by Manager, and (ii) Manager and such indemnified person shall be individually liable to the Company for any liabilities relating to such person’s own respective willful misconduct or gross negligence.

Section 10.4  Indemnification Procedures.  As promptly as practicable after Manager receives notice of the commencement of any action or other proceeding in respect of which indemnification or reimbursement may be sought hereunder, Manager will promptly notify the Company thereof; but the omission so to notify the Company shall not relieve the Company from any obligation hereunder unless, and only to the extent that, such omission results in the Company’s forfeiture of substantive rights or defenses. If any such action or other proceeding shall be brought against any Indemnified Person, the Company shall, upon written notice given reasonably promptly following Manager’s notice to the Company of such action or proceeding, be entitled to assume the defense thereof at the Company’s expense with counsel chosen by the

Company and reasonably satisfactory to such Indemnified Person; provided however, that any Indemnified Person may, at its own expense retain separate counsel to participate in such defense. Notwithstanding the foregoing, such Indemnified Person shall have the right to employ separate counsel at the Company’s expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such Indemnified Person, (i) there are or may be legal defenses available to such Indemnified Person or to other Indemnified Persons that are different from or additional to those available to the Company, or (ii) a difference of position or potential difference of position exists between the Company and such Indemnified Person that would make such separate representation advisable; provided however, that in no event shall the Company be required to pay fees and expenses under this indemnity for more than one firm of attorneys (in addition to local counsel) in any jurisdiction in any individual legal action or group of related legal actions. The Company agrees that it will not, without the prior written consent of Manager, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, or proceeding relating to the matters contemplated by Manager’s engagement (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, or consent includes an unconditional release of Manager and each other Indemnified Person from all liability arising or that may arise out of such claim, action, or proceeding.

Section 10.5  Contribution.  If the indemnification of an Indemnified Person provided for hereunder is finally judicially determined by a court of competent jurisdiction to be unenforceable, then the Company and each Company Subsidiary agrees, in lieu of indemnifying such Indemnified Person, to contribute to the amount paid or payable by such Indemnified Person as a result of such Liabilities in such proportion as is appropriate to reflect the relative benefits received, or sought to be received, by the Company on the one hand and by Manager on the other from the transactions under this Agreement in connection with which Manager has been engaged. If the allocation provided in the preceding sentence is not permitted by applicable law, then the Company agrees to contribute to the amount paid or payable by such Indemnified Person as a result of such Liabilities in such proportion as is appropriate to reflect not only the relative benefits referred to in such preceding sentence but also the relative fault of the Company and of such Indemnified Person.

Section 10.6  Limits on Contribution.  Notwithstanding the foregoing, in no event shall the aggregate amount required to be contributed by all Indemnified Persons, taking into account the Company’s contributions as described above, exceed the amount of fees received by Manager pursuant to such engagement. The relative benefits received or sought to be received by the Company on the one hand and by Manager on the other shall be deemed to be in the same proportion as (a) the total gross revenue of the business of the Hospitals during the term with respect to which Manager has been engaged bears to (b) the fees paid or payable to Manager with respect to such engagement.

Section 10.7  No Assumption of Liabilities.  Manager shall not by entering into and performing this agreement become liable for, and the Company and each Company Subsidiary shall indemnify, defend and hold harmless Manager against, any existing or future obligations, liabilities or debts of the Hospitals or the Company or any Company Subsidiary.

Section 10.8  Rights Not Exclusive; Survival of Obligations.  The rights accorded to Indemnified Persons hereunder shall be in addition to any rights that any Indemnified Person may have at common law, by separate agreement or otherwise. The provisions of this Article 10 shall remain in effect indefinitely, notwithstanding any termination of Manager’s engagement under this Agreement.

Article Eleven: Miscellaneous

Section 11.1  Representations of Company and Company Subsidiaries.  Each of Company and the Company Subsidiaries represents this agreement has been duly authorized, executed, and delivered by such party and represents the legal, valid, and binding agreement of such party and is enforceable against such party in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time affecting the enforcement of creditors’ rights generally.

Section 11.2  Representations of Manager.  Manager represents this agreement has been duly authorized, executed, and delivered by Manager and represents the legal, valid, and binding agreement of Manager and is enforceable against Manger in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally.

Section 11.3  Notices.  Any notice or other communication by either party to the other shall be in writing and shall be given, and be deemed to have been given, if either delivered personally or mailed, postage prepaid, registered or certified mail addressed as follows:

If to Manager:

SunLink Health Systems, Inc.
900 Circle 75 Parkway
Suite 1300
Atlanta, Georgia  30339
Attn: Robert M. Thornton, Jr.
President and Chief Executive Officer
Telephone No.: (770) 933-7000
Telecopy No.: (770) 933-7010

With a copy (which shall not constitute notice) to:

Smith, Gambrell & Russell, LLP
1230 Peachtree Street, NE
Promenade II, Suite 3100
Atlanta, GA 30309
Attn.: Howard E. Turner
Telephone No.: (404) 815-3594
Telecopy No.: (404) 685-6894

If to Company and/or Company Subsidiaries:

HealthMont, Inc.
111 Long Valley Road
Brentwood, TN 37027

Attn: Timothy S. Hill
Telephone No.: 615-250-7800
Telecopy No.: 615-250-7802

With a copy (which shall not constitute notice) to:

Stokes Bartholomew Evans & Petree, P.A.
424 Church Street, Suite 2800
Nashville, Tennessee 37219
Attention: William H. Neely
Telephone No.: 615-259-1450
Telecopy No.: 615-259-1470

or to such other address, and to the attention of such other person or officer as either party may designate in writing.

Section 11.4  Modification and Changes.  This agreement may not be changed or modified except by another agreement in writing which is executed by the parties hereto.

Section 11.5  Assignment by Manager.  Manager shall have the right to assign this agreement to a wholly or majority owned subsidiary of Manager or to a corporation under common control with Manager, provided, however, Company shall receive at least thirty (30) days prior notice of such proposed assignment. Other than as provided for herein, no assignment of this agreement shall be permitted without the prior written approval of the other party.

Section 11.6  Governing Law; Consent to Jurisdiction.  This agreement shall be deemed to have been made and shall be construed and interpreted in accordance with the laws of the State of Georgia. The Company and each Company Subsidiary hereby consents; solely for the purpose of allowing an Indemnified Person to enforce its rights hereunder, to personal jurisdiction and service and venue in (i) the courts of the State of Georgia, including without limitation, the Superior Courts of Cobb County, Georgia and the United States District Court for the Northern District of Georgia, and (ii) any court in, which any claim for which indemnification may be sought hereunder, is brought against Manager or other Indemnified Person.

Section 11.7  Waiver of Jury Trial.  MANAGER, THE COMPANY AND EACH COMPANY SUBSIDIARY ALSO HEREBY IRREVOCABLY WAIVE ANY RIGHT MANAGER OR THE COMPANY OR ANY COMPANY SUBSIDIARY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON OR ARISING OUT OF THIS AGREEMENT.

Section 11.8  Obligations of Company and Company Subsidiaries.  The Obligations of the Company and/or the Company Subsidiaries hereunder shall be joint and several in all respects.

IN WITNESS WHEREOF, the parties have caused this agreement to be executed by their duly authorized representatives as of the day and year first above written.

MANAGER: SUNLINK HEALTH SYSTEMS, INC.
By:

Title:

COMPANY: HEALTHMONT, INC.
By:

Title:

COMPANY SUBSIDIARIES: HEALTHMONT OF GEORGIA, INC.
By:

Title:

HEALTHMONT OF MISSOURI, INC.
By:

Title: